Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Bitzero Holdings Inc. (formerly WBM Capital Corp.) (the “Company” or “Bitzero”)

1100 One Bentall Centre

505 Burrard Street, Suite 1100

Vancouver, British Columbia V7X 1M5

Item 2 – Date of Material Change

June 4, 2026

Item 3 – News Release

A news release announcing the material change was disseminated by the Company on June 4, 2026, through Newsfile and filed on SEDAR+.

Item 4 – Summary of Material Change

On June 4, 2026, the Company announced changes to its board of directors, including the resignation of Gilles Seguin as a director, the appointments of Guido Contesso and Selena Barrera as directors, and the appointment of Mohammed Bakhashwain as Chair of the Board of Directors. Mr. Seguin continues to serve as Corporate Secretary of the Company.

Item 5 – Full Description of Material Change

On June 4, 2026, Gilles Seguin resigned as a director of the Company. Mr. Seguin continues to serve as Corporate Secretary of the Company. The Company appointed Guido Contesso and Selena Barrera as directors of the Company, effective June 4, 2026. The Company also appointed Mohammed Bakhashwain as Chair of the Board of Directors, effective June 4, 2026.

Item 6 – Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This material change report is not being filed on a confidential basis.

Item 7 – Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 – Executive Officer

Mohammed Bakhashwain

Chief Executive Officer

Email: investors@bitzero.com

Tel: +44 777 303 0394

Item 9 – Date of Report

June 10, 2026